Exhibit 99.1

Yimutian Inc. to Hold Annual General Meeting on August 31, 2026

BEIJING, August 10, 2026 – Yimutian Inc. (“Yimutian” or “Company”) (Nasdaq: YMT), a leading agricultural digital service company in China, today published a notice to announce that it will hold an annual general meeting (the “AGM”) of shareholders (the “Notice of AGM”) at 6/F, Building B-6, Block A, Zhongguancun Dongsheng Technology Campus, No. 66 Xixiaokou Road, Haidian District, Beijing 100192, The People’s Republic of China on Monday, August 31, 2026 at 10 a.m. (Beijing time), for the purposes of considering and, if thought fit, passing the Proposed Resolutions set forth in the Notice of AGM. The Notice of AGM and proxy card for the AGM are available on the Company’s website at ir.ymt.com. The board of directors of Yimutian fully supports the proposed resolutions listed in the Notice of AGM and recommends that shareholders and holders of ADSs vote in favor of the resolutions set out in the Notice of AGM.

Holders of record of ordinary shares of the Company at the close of business on August 10, 2026, New York time, are entitled to attend and vote at the AGM and any adjourned meeting thereof. Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on August 10, 2026, New York time, who wish to exercise their voting rights for the underlying Class A Ordinary Shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs.

Yimutian’s Form 20-F can be accessed on the Company’s website at ir.ymt.com, as well as on the SEC’s website at http://www.sec.gov.

About Yimutian Inc.

Yimutian Inc., founded in 2011 and headquartered in Beijing, is a leading digital service provider covering China’s entire agricultural value chain. Leveraging AI, big data and other digital technologies, the company provides services across every key stage of the agricultural ecosystem—from production and distribution to consumption—and has built an AI-powered agricultural service platform connecting farms to tables and origins to cities.

For more information, please visit https://ir.ymt.com/.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, these forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Email: ir@ymt360.com
Phone: +86 1057086561

For media inquiries, please contact:

Email: pr@ymt360.com